

Mail Stop 6010

October 21, 2008

Via Facsimile and U.S. Mail

Mr. Jon A. Olson
Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA   95124

> **RE: Xilinx, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 28, 2008**
> **Form 10-Q for the quarter ended June 28, 2008**
> **File No. 0-18548**

Dear Mr. Olson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K fiscal year ended March 29, 2008

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk, page 41

Revenue Recognition, page 43

1. We note that deferred income in shipments to distributors reflects expected gross margin to be realized when your distributors are sold to end customers. In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Note 15. Segment Information, page 61

2. We note your disclosure of long-lived assets by geographical area, which appears to include goodwill. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

Form 10-Q for the quarter June 28, 2008

Note 3 – Fair Value Measurements, page 6

3. We note that the fair value of your investments in auction rate securities and senior class asset backed securities were measured using Level 3 inputs due to a lack of market activity and liquidity.   Please revise your Management's Discussion and Analysis, in future filings to disclose how you determined the unobservable inputs and how the resulting fair value of your assets and possible changes to those values, impacted or could impact your results of operations, liquidity, and capital resources. In this regard, the March 2008 and September 2008 sample letters sent by the Division of Corporation Finance highlight some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157. These letters are available on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Restructuring Charges, page 25

4. We note that you commenced a restructuring plan that has eliminated 7% of your workforce. As appropriate, please revise future filings to disclose the expected effects from your restructuring plans on future earnings and cash flows and whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan not be

achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5(P)(4).

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant